UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CHINA SHEN ZHOU MINING & RESOURCES, INC.
(formerly: EARTH PRODUCTS & TECHNOLOGIES INC)
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

16942H 10 9
(CUSIP Number)

Xiaojing Yu
China Shen Zhou Mining & Resources, Inc.
No.166 Fushi Road, Zeyang Tower, Suite 305, Shijingshan District
Beijing, China 100043
+86 (10) 6886 7279
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 16942H 10 9
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Xiaojing Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	7	SOLE VOTING POWER

NUMBER OF		14,997,090
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,997,090
	10	SHARED DISPOSITIVE POWER

		None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,997,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.7%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO.: 16942H 10 9
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Xueming Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	7	SOLE VOTING POWER

NUMBER OF		1,844,120
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,844,120
	10	SHARED DISPOSITIVE POWER

		None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,844,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

IN

EXPLANATORY NOTE: This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2007 (the “Initial Schedule 13D”), as amended on February 17, 2009, August 18, 2009, and November 8, 2010 (such amendments together with the Initial Schedule 13D, the “Schedule 13D”) and is being filed on behalf of Xiaojing Yu and Xueming Xu (collectively the “Reporting Persons”) to report that the amounts of Common Stock owned by Xiaojing Yu and Xueming Xu have decreased, and that such decreases resulted from open market sales of Common Stock.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by adding the following as the last paragraphs thereof:

This Amendment No. 4 also reflects the Reporting Persons’ purchase and sale from February 2, 2011 to May 5, 2011 of the Issuer’s Common Stock (see item 5 below).  Funds for the purchases listed below were provided by the Reporting Person making such scquisition.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following disclosure:

Xiaoming Yu acquired the securities listed in item 5 between April 21, 2011 and May 4, 2011 in open market transactions for investment purposes with the aim of increasing investment value, without the intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect.

ITEM 5.  Interest in Securities of the Issuer

(a)	See Rows 11 and 13 of the Cover Pages.
(b)
See Rows 7 through 10 of the Cover Pages.  The Reporting Persons have the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares reported by them in Item 5(a).

(c)	The following transactions in the Common Stock of the Issuer were affected during the past sixty days.

Xiaojing Yu
Date	Type	Amount of Shares	Price/Share
04/08/2011	open market sale	100,000	$6.09
04/20/2011	open market sale	10	$4.89
04/29/2011	open market sale	65,000	$4.79
04/29/2011	open market sale	4,900	$4.77

Xueming Xu
Date	Type	Amount of Shares	Price/Share
02/09/2011	open market sale	30,000	$7.10
02/09/2011	open market sale	50,000	$7.40
04/21/2011	open market purchase	10,000	$4.74
04/21/2011	open market purchase	10,000	$4.52
05/04/2011	open market purchase	4,120	$4.35
05/04/2011	open market purchase	10,000	$4.41
05/04/2011	open market purchase	10,000	$4.40
05/05/2011	open market purchase	10,000	$4.38

(d)
To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares reported in Item 5(a).

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reporting Person:

Date: June 13, 2011

/s/ Xiaojing Yu
Name: Xiaojing Yu
Title: CEO and Director

/s/ Xueming Xu
Name: Xueming Xu
Title: Director